

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 29, 2023

Gary Wunderlich
President and Chief Financial Officer
Live Oak Crestview Climate Acquisition Corp.
40 S Main Street, #2550
Memphis, TN 38103

> **Re: Live Oak Crestview Climate Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-40832**

Dear Gary Wunderlich:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction